SUPPLEMENT DATED SEPTEMBER 30, 2002
TO THE
PROSPECTUS DATED MAY 1, 2002
FOR
PERSPECTIVE FOCUS^{SM} FIXED AND VARIABLE ANNUITY
JACKSON NATIONAL SEPARATE ACCOUNT I

The following changes apply to the prospectus listed above:

All references to J.P. Morgan/JNL Enhanced S&P 500 Stock Index Fund should be changed to JPMorgan/JNL Enhanced S&P 500 Stock Index Fund.

The second bullet on the cover should be deleted and replaced with the following:

> **49 Investment Divisions** of Jackson National Separate Account I (the "Separate Account") each of which purchases shares of one Fund of JNL Series Trust or JNL Variable Fund LLC, mutual funds with a full range of investment objectives;

The following should be added to the "Fund Annual Expenses" table located on page 4:

JPMorgan/JNL International Value Fund	1.07%	.03%	0%	1.10%
PPM America/JNL Value Fund	.85%	.01%	0%	.86%

On pages 7 and 8, the following should be added to the section entitled "Examples:"

		Time Periods			
		1 year	3 years	5 years	10 years
JPMorgan/JNL International Value Division	(a)	44	134	213	414
	(b)	124	194	213	414
PPM America/JNL Value Division	(a)	42	127	202	393
	(b)	122	187	202	393

On pages 9 and 10, the following should be added:

		Time Periods			
		1 year	3 years	5 years	10 years
JPMorgan/JNL International Value Division	(a)	28	86	147	301
	(b)	108	146	147	301
PPM America/JNL Value Division	(a)	26	79	135	278
	(b)	106	139	135	278

The following should be added to the section entitled "The Funds, Investment Objectives and Advisers" on page 12:

JPMorgan/JNL International Value	Seeks high total return from a portfolio of equity securities of foreign companies in developed and, to a lesser extent, developing markets.	Jackson National Asset Management, LLC (and J.P. Morgan Investment Management, Inc.)
PPM America/JNL Value	Seeks long-term growth of capital by investing at least 65% of its total assets in common stocks of domestic companies.	Jackson National Asset Management, LLC (and PPM America, Inc.)

On pages 12 through 18, all references to "65%" under the sub-section entitled "Investment Objective" for the following funds should be changed to 80%:

AIM/JNL Small Cap Growth
Eagle/JNL Core Equity
Eagle/JNL SmallCap Equity
PIMCO/JNL Total Return Bond
Putnam/JNL International Equity
Putnam/JNL Value Equity
Salomon Brothers/JNL Global Bond
Salomon Brothers/JNL U.S. Government & Quality Bond
T. Rowe Price/JNL Mid-Cap Growth

On page 37, the section entitled "Dollar Cost Averaging" should be deleted and replaced in its entirety with the following paragraph:

If the amount allocated to the Investment Divisions plus the amount allocated to Fixed Accounts is at least $15,000, you can arrange to have a regular amount of money periodically transferred automatically into the Investment Divisions and other Guaranteed Fixed Accounts from the one-year Guaranteed Fixed Account or any of the Investment Divisions. In the case of transfers from the Guaranteed Fixed Accounts or Investment Divisions with a stable unit value to the Investment Divisions, this can let you pay a lower average cost per unit over time than you would receive if you made a one-time purchase. Transfers from the more volatile Investment Divisions may not result in lower average costs, and such Investment Divisions may not be an appropriate source of dollar cost averaging transfers in volatile markets. Certain restrictions may apply.

(To be used with VC5526 Rev. 05/02.)

V8114 Rev. 09/02